Mail Stop 4561

October 20, 2008

D. Scott Kincer
President and Chief Executive Officer
Datascension, Inc.
407 W. Imperial Highway
Suite H314
Brea, CA 92821

> **Re:** **Datascension, Inc.**
> **Forms 10-KSB and 10-KSB/A for Fiscal Year Ended**
> **December 31, 2007**
> **File No. 000-29087**

Dear Mr. Kincer:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief